QUASAR DISTRIBUTORS, LLC

September 19, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FactorShares Trust (the “Trust”) File Nos: 333-182274 and 811-22310

Ladies and Gentlemen:

REQUEST FOR ACCELERATION.  As the principal underwriter of the PureFunds ISE Technology ETF (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A that is filed herewith on behalf of the Fund be accelerated to October 24, 2014, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ James Schoenike
James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202